GLOW Beverages, Inc.



ANNUAL REPORT

9233 Charles Smith Avenue

Rancho Cucamonga, CA 91730

0

www.drinkGLOW.com

This Annual Report is dated June 15, 2021.

BUSINESS

GLOW sparkling highly functional beverages in premium sustainable packaging formulated to support the entire body and mind without adding unnecessary artificial ingredients, sugar, carbohydrates and calories. GLOW's award winning drinks are perfect for any occasion, from the gym and office to a night out. GLOW supports todays healthy, productive and socially active consumers.

Glow Beverages expects triple digit growth over the next several years with anticipated revenues of over 1 million in the current year. Our current supply chain consists of a copacker (UNIX Packaging Inc.) who has the capacity to sustain anticipated growth as well as a flavor house (Allen Flavors) who has worked with us in developing our award winning flavors, and we also anticipate releasing a new flavor in the upcoming quarter.

The Glow Beverages first began in January 2015 as a California based corp. In 2018 it briefly was converted to an LLC, and finally in 2019 we converted to a Delaware Based C-Corp which is held by Torero Holdings LLC, and John Larson is the sole member of Torero Holdings LLC.

Previous Offerings

Between 2020 and 2019, we sold _____0_____ [shares of common stock] in exchange for $0_____ per share under Regulation Crowdfunding.

Type of security sold: Convertible Note

Final amount sold: $99,115.02

Use of proceeds: Company operations and inventory. This was to help keep the company going.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2019

Revenue:

Revenue is down 48.7% from 481k in 2019 to 246k in 2020. This is solely due to the impact of COVID 19. Major Corporate Customers shut down working at the office for the majority of the year and still into 2021.

Expenses:

Expenses as a whole is down 35% from 790k to 513k largely due to our inability to operate at full capacity due to COVID restrictions. Cuts were made across the board.

Liquidity and Capital Resources

At December 31, 2020, the Company had cash of $1,581.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Thomas Smith (Convertible Note)

Amount Owed: $25,000.00

Interest Rate: 6.0%

Maturity Date: March 18, 2022

It is a convertible note with a 20% discount and 7 million dollar cap

Creditor: Chris Domers (Convertible Note)

Amount Owed: $50,000.00

Interest Rate: 6.0%

Maturity Date: March 18, 2022

It is a convertible note with a 20% discount and 7 million dollar cap

Creditor: Sand Hill Angels (Convertible Note)

Amount Owed: $95,000.00

Interest Rate: 6.0%

Maturity Date: March 18, 2022

Sand Hill Angels XIX, LLC are an angel investment group who's LLC Manger Designee is Amos Ben-Meir. It is a convertible note with a 20% discount and 7 million dollar cap

Creditor: Start Engine (Convertible Note)

Amount Owed: $99,115

Interest Rate: 6.0%

Maturity Date: May 21, 2022

It is a convertible note with a 20% discount and 7 million dollar cap

Creditor: Marietta Larson (Convertible Note)

Amount Owed: $200,479.62

Interest Rate: 5.0%

Maturity Date: April 17,2021

Creditor: Paypal Working Capital

Amount Owed: $59845.50

Interest Rate: 30.0%

Maturity Date: Ongoing due to % of Sales Payback

Paypal working capital is paid back with a % of sales thru the Paypal Payment methods

Creditor: Kabbage

Amount Owed: $40,955.89

Interest Rate: 38.08%

Maturity Date: Ongoing

Creditor: Kickfurther

Amount Owed: $53,321.60

Interest Rate: 10.0%

Maturity Date: Payback based on % of Sales

Kickfurther is an inventory Financing company who gets paid back with a percentage of Sales.

Creditor: Alliance Funding Group

Amount Owed: $35886.92

Interest Rate: 54.724%

Maturity Date: Ongoing due to restructured payback due to covid

Creditor: Fora Financial

Amount Owed: $61056.60

Interest Rate: 17.0%

Maturity Date: Ongoing due to restructured payback due to covid

Creditor: Mercedes Benz Financial Services

Amount Owed: $6,693.93

Interest Rate: 3.15%

Maturity Date: May 23, 2021

Creditor: Bridgecrest

Amount Owed: $19,475

Interest Rate: 3.15%

Maturity Date: January 10, 2025

Creditor: Wells Fargo Loan

Amount Owed: $28119.24

Interest Rate: 10%

Maturity Date: December 12, 2025

Creditor: Wells Fargo Line of Credit

Amount Owed: $19,475

Interest Rate: 11.5%

Maturity Date: Ongoing Line of Credit

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: John Larson

John Larson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO

Dates of Service: January 15, 2015 - Present

Responsibilities: Running the company and innovating new ideas and products

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Torero Holdings LLC: John Larson owns 100% of Torero Holdings

Amount and nature of Beneficial ownership: 9,000,000

Percent of class: 100.0

RELATED PARTY TRANSACTIONS

Name of Entity: Marietta Larson

Relationship to Company: Family member

Nature / amount of interest in the transaction: She is loaning money for inventory and operations loan was changed and rolled into a convertible note in accordance to other notes totaling $200,479.62 for all cash injections to date

Material Terms: Amount owed: $200,479.62 Interest rate: 6% Maturity date: April 17,2021

OUR SECURITIES

Our authorized capital stock consists of ___10,000,000_____ shares of common stock, par value $__.001_____ per share. As of December 31, 2020, _____1,000,000_____- shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.
[Add any preferred stock authorized and/or issued]

[Insert dividends, redemption and other provisions included in Reg CF if applicable]

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Our patents and other intellectual property could be unenforceable or ineffective.

One of the Company's most valuable assets is its intellectual property. We currently hold 34 issued patents and the license to two additional patents, the Miller patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

There are several potential competitors who are better positioned than we are to take the majority of the market

We will compete with larger, established [PRODUCTS] who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the [PRODUCT] developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.

This is a brand-new company.

It has no history, no clients, no revenues. If you are investing in this company, it's because you think the [PRODUCT] is a good idea, that the IP Company will be able to secure the intellectual property rights to the [PRODUCT] and that the company will secure the exclusive marketing and manufacture rights to the [PRODUCT] from the IPCompany, that we will be able to successfully market, manufacture and sell the [PRODUCT], that we can price it right and sell it to enough people so that the company will succeed. We have yet to sell any vessels and we plan to market a vessel that has no commercial contemporaries. Further, we have never turned a profit and there is no assurance that we will ever be profitable

Even if we raise the maximum sought in this offering, we may need to raise extensive funds in order to be able to start manufacturing operations.

We estimate that we will require at least $[X] million to commence commercial production of the [PRODUCT]. We believe that we will be able to finance the commercial production of the [PRODUCT] throughpre-payment for orders. If we are unable to do so we may need to raise money from bank loans, future sales of securities or some combination thereof.

You can't easily resell the securities.

One of the Company's most valuable assets is its intellectual property. We currently hold 34 issued patents and the license to two additional patents, the Miller patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

Our financial review includes a going concern note.

Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

Any valuation at this stage is pure speculation.

No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest.

Our business projections are only estimates.

There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for product, people think its a better option than the competition and [PRODUCT] has priced the services at a level that allows the company to make a profit and still attract business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on June 15, 2021.

GLOW Beverages, Inc.

By   /s/ *John Larson*

Name: John Larson

Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

GLOW Beverages Profit and Loss
Q1, Q2,Q3, and Q4

Revenues		Q1 2019		Q2 2019		Q3 2019		Q4 2019		2019
Income	$	103,726.55	$	114,050.93	$	139,974.46	$	123,631.51	$	481,383.45
Discounts	$	(14,292.24)	$	(12,447.90)	$	(18,474.58)	$	(11,622.64)	$	(56,837.36)
Cost of Goods Sold	$	42,696.29	$	47,304.84	$	56,460.40	$	54,946.33	$	201,407.86
Gross Margin	$	46,738.02	$	54,298.19	$	65,039.48	$	57,062.54	$	223,138.23
Expenses										
General and Administrative Expenses	$	176,875.76	$	207,864.94	$	259,967.20	$	178,344.45	$	823,052.35
Research and Development	$	6,539.50	$	784.21	$	2,829.23	$	-	$	10,152.94
Total Expenses	$	**183,415.26**	$	**208,649.15**	$	**262,796.43**	$	**178,344.45**	$	**833,205.29**
Operating Income	$	(136,677.24)	$	(154,350.96)	$	(197,756.95)	$	(121,281.91)	$	(610,067.06)
Other Expense	$	-	$	-	$	-			$	-
Interest Expense	$	253.49	$	2,879.59	$	1,643.48	$	1,842.17	$	6,618.73
Pretax Income	$	-	$	-	$	-			$	-
Income Tax	$	-	$	-	$	-			$	-
Net Income	$	**(136,930.73)**	$	**(157,230.55)**	$	**(199,400.43)**			$	**(616,685.79)**

GLOW Beverages Balance Sheets
Periods ending Q1, Q2, Q3, and Q4 2019

	Q1 2019	Q2 2019	Q3 2019	Q4 2019
Assets				
Current Assets				
Cash and Cash Equivalents	$ 64,210.19	$ (11,948.90)	$ 43,650.45	$ 31,799.47
Inventory	$ 163,074.49	$ 160,848.97	$ 310,797.57	$ 362,389.39
Accounts Receivable	$ 31,587.39	$ 35,517.40	$ 49,380.47	$ 48,474.87
Net Fixed Assets	$ 84,312.08	$ 84,312.08	$ 84,312.08	$ 84,312.08
Other Assets	$ 63,770.11	$ 63,770.11	$ 63,770.11	$ 63,770.11
Total Assets	**$ 406,954.26**	**$ 332,499.66**	**$ 551,910.68**	**$ 590,745.92**
Liabilities & Equity				
Liabilities				
Current Liabilities				
Accounts Payable	$ 62,709.32	$ 32,712.33	$ 89,335.07	$ 47,632.90
Credit Cards	$ 22,911.46	$ 33,406.95	$ 65,892.74	$ 96,783.53
Short Term Loans	$ 64,722.97	$ 160,848.97	$ 310,797.57	$ 362,389.39
Long Term Liabilities	$ 175,061.50	$ 171,244.38	$ 224,552.69	$ 280,503.80
Total Liabilities	**$ 325,405.25**	**$ 398,212.63**	**$ 690,578.07**	**$ 787,309.62**
Equity				
Additional Paid in Capital	$ 1,429,780.59	$ 1,428,564.36	$ 1,428,564.36	$ 1,428,564.36
Retained Earnings	$ (1,211,300.85)	$ (1,211,300.85)	$ (1,211,300.85)	$ (1,211,300.85)
Net income	$ (136,930.73)	$ (294,161.28)	$ (493,561.71)	$ (616,685.79)
Total Equity	**$ 81,549.01**	**$ (76,897.77)**	**$ (276,298.20)**	**$ (399,422.28)**
Total Liability & Equity	**$ 406,954.26**	**$ 321,314.86**	**$ 414,279.87**	**$ 387,887.34**

CERTIFICATION

I, John Larson, Principal Executive Officer of GLOW Beverages, Inc., hereby certify that the financial statements of GLOW Beverages, Inc. included in this Report are true and complete in all material respects.

John Larson

Principal Executive Officer